[GRAPHIC OMITTED] ACERGY

NEWS RELEASE

                Acergy S.A. awarded $700m contract for deepwater
                          development offshore Angola

London, England - January 2, 2008 -Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today the award from Total for the development of the deepwater PAZFLOR field, located offshore Angola in Block 17 in water depths between 600 to 1,200 metres.

The contract awarded to a consortium of Acergy S.A. and Technip is for $1.8 billion, of which Acergy's share represents approximately $700 million.

Acergy's scope includes the engineering, procurement, fabrication and installation of 55 km of water injection lines, gas injection and gas exports lines, umbilicals and over twenty rigid jumpers. It also includes the installation of all manifolds, three subsea separation units with associated umbilicals and the FPSO mooring lines, together with the overall pre-commissioning. All Acergy fabrication will be undertaken at the Sonamet yard in Lobito joined owned by Sonangol and Acergy. Engineering will commence with immediate effect with offshore installation scheduled to commence in mid 2010, using the Acergy Polaris and the Polar Queen.

Olivier Carre, Vice President Acergy Africa and Mediterranean, said, "We are delighted to be awarded this contract by Total, which demonstrates the confidence of the Block 17 partners and Sonangol in our capabilities and our ability to apply technological solutions that our customers require for deepwater subsea construction developed with local industrial assets in Angola. This substantial contract award further expands our already strong presence in West Africa and vindicates our confidence that we would see significant additions to our backlog."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 7290 1744
karen.menzel@acergy-group.com

www.acergy-group.com

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kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These statements include, but are not limited to, statements as to the expected value of the awarded contract and any options for additional work thereunder, statements as to the expected location of our fabrication, statements as to the expected dates of commencement of work under the contract, statements as to the expected development of our presence in West Africa and statements as to expectations of additions to our backlog. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or government enquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.